National Commerce Corporation

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

February 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Clampitt, Senior Counsel

Re:	National Commerce Corporation

Registration Statement on Form S-1

Filed January 5, 2015

File No. 333-201371

Dear Mr. Clampitt:

Set forth below is the response of National Commerce Corporation (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2015, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-201371) filed with the Commission on January 5, 2015 (the “Registration Statement”). For your convenience, we have reproduced the text of the Staff’s comment in bold text followed by the Company’s response.

Registration Statement on Form S-1

General

1.	We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. As examples only, we note that you have not disclosed the number of shares being offered, an estimated price range and that the tables in the “Capitalization” and “Dilution” sections contain numerous blanks. As far as practicable, fill in all blanks throughout the registration statement in your next amendment except for the specific information that you are allowed to omit. Also, confirm that you have not circulated copies of the registration statement and will not circulate such copies until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

The Company’s Response: The Company acknowledges the Staff’s comment and confirms its intention to complete these omitted items in a pre-effective amendment to the Registration Statement that the Company will file with the Commission following the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Additionally, the Company hereby

Mr. Michael Clampitt, Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

February 11, 2015

confirms that it has not circulated copies of the Registration Statement or the preliminary prospectus included therein, and undertakes that it will not circulate any such copies until the Registration Statement is amended to include an estimated price range and maximum number of shares, and all other information except that which the Company may exclude in reliance upon Rule 430A.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

William E. Matthews, V
Chief Financial Officer

cc:	David Lin, U.S. Securities and Exchange Commission

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Andrew S. Nix, Esq., Maynard, Cooper & Gale, P.C.

Frank M. Conner, III, Esq., Covington & Burling LLP

Michael P. Reed, Esq., Covington & Burling LLP